UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 0)


                        STANDEX INTERNATIONAL CORP
                            (Name of Issuer)


                                 Common
                      (Title of Class of Securities)


                                854231107
                             (CUSIP Number)








































1)	Name of Reporting Person	       		National Rural Electric
   S.S. or I.R.S. Identification		  	Cooperative Association
   No. of Above Person		           		53-0116145

2)	Check the Appropriate Box      			N/A
  	if a Member of a Group

3)	SEC Use Only

4)	Citizenship or Place of			        Arlington, VA
  	Organization

	Number of			                    		5)   Sole Voting Power	       912,900
	Shares
	Beneficially Owned             			6)   Shared Voting Power        0
 by Each Reporting
	Person With					                  7)   Sole Dispositive Power   912,900

                                   8)   Shared Dispositive Power   0

9)   	Aggregate Amount Bene-		     	912,900
     	ficially Owned by Each
      Reporting Person

10)   Check Box if the Aggregate  		N/A
     	Amount in Row (9) Excludes
	     Certain Shares

11)  	Percent of Class Represented		7.2%
     	by Amount in Row 9

12)  	Type of Person Reporting		EP

























Item 1 (a)	Name of Issuer

         		STANDEX INTERNATIONAL CORP

       (b)	Address of Issuer's Principal Executive Offices

         		Standex International Corp
           6 Manor Pkwy
           Salem, NH 03079


Item 2 (a)	Name of Person Filing

         		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

         		4301 Wilson Blvd.
	         	Arlington, VA 22203

       (c)	Citizenship

           Commonwealth of Virginia - National Rural Electric Cooperative
                                      Association

	 (d) 	Title of Class of Securities

         		Common

	 (e) 	CUSIP Number

         		854231107

Item 3	The person filing this statement pursuant to Rule 13d-1(b)
	      or 13d-2(b) is:

	      (f)   Employee Benefit Plan, Pension Fund which is subject to the
          			provisions of the Employee Retirement Income Security Act
          			of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4	Ownership

    (a)   Amount Beneficially Owned				     912,900
    (b)   Percent of Class				       		     7.2%
    (c)   Number of Shares as to which
		        Such Person Has:

		       (i)   sole power to vote or to direct the vote	     912,900
		      (ii)   shared power to vote or to direct the vote    0
		     (iii)   sole power to dispose or to direct the
     			       disposition of					                           912,900
		      (iv)   shared power to dispose or to direct the
			            disposition of		                      			     0

Item 5		Ownership of Five Percent or Less of a Class

		      Not Applicable

Item 6 	Ownership of More than Five Percent on Behalf of Another Person

     			Not Applicable

Item 7 	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

     			Not Applicable

Item 8		Identification and Classification of Members of the Group

     			Not Applicable

Item 9		Notice of Dissolution of Group

     			Not Applicable












Item 10		Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          					SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 February 15, 2000
					       Date

					 Peter R. Morris
            Signature

					 Peter R. Morris,   Executive Director/Investments
  					     Name and Title